Mail Stop 4561

March 15, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

>   **RE: Veraz Networks, Inc.**
>   **Registration Statement on Form S-1/A**
>   **File No. 333-138121**
>   **Date Filed: March 2, 2007**

Dear Mr. Sabella:

    We have reviewed your filing and have the following comments.

General

1. We note from your response to comment 2 of our letter dated February 23, 2007
    that in addition to the sale of Series D convertible preferred stock on December
    19, 2006, you also issued 1,054,710 shares of Series D convertible preferred stock
    on January 11, 2007. Revise to include a discussion of this issuance in a
    subsequent events footnote to your audited financial statements. Also, revise your
    disclosure throughout (e.g., pages 35 and 37) to include a discussion of the total
    deemed dividend that will be recorded upon effectiveness of the IPO taking into
    consideration all Series D preferred stock issuances.

Critical Accounting Policies and Estimates, page 42

Stock Based Compensation, page 46

2. We note your response to our comment 3 of our letter dated February 23, 2007
    where you provide the consideration you gave to retrospectively determining the
    value of options granted in October and December 2006. With regard to your
    October analysis, we note that you applied three separate quantitative

methodologies in valuing such options – (1) updating portions of the August valuation; (2) reviewing the preliminary price estimates received by your underwriters and (3) treating the August valuation as establishing a market value for your common stock and applying changes in the price to earnings multiples. We further note that within each of these methodologies, you applied changes to the assumptions used in previous valuations such as reducing the discount for lack of marketability to 8% and increasing the weighted probability of an initial public offering to 100% and such changes contributed to the increase in the per-share valuation. We further note your response with regard to the October 11, 2006 valuation does not make reference to the Series D preferred stock issuance as consideration for the October valuation as is implied in your revised disclosure. Please revise your disclosure on page 46 to more clearly explain the methods and assumptions used in valuing the options issued in October and December 2006 as indicated in your response.

Management, page 69

Board Independence and Phase-In, page 73

3. We note your response to comment 8 of our letter dated February 8, 2007, which refers us to your response as set forth in your response letter dated February 16, 2007. The information you provided in the response letter should be included in your prospectus disclosure in locations as appropriate.

Executive Compensation, page 79

4. With respect to your variable pay discussion, you state that your compensation committee retains "sole discretion to increase or decrease the annual bonus paid to [y]our named executive officers." Please disclose whether such discretion has been exercised with respect to any named executive officer. Please further discuss the level of difficulty in achieving the corporate goals and milestones set out by your compensation committee. Please see Item 402(b)(2)(vi) of Regulation S-K and Instruction 4 to Item 402(b).

5. We note your response to comment 12 of our letter dated February 8, 2007. Revise to disclose in the prospectus the 25 companies that comprised the Radford Benchmark survey. See Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 83

6. We note your reference to an employee education fund in footnotes (9) and (10) to your summary compensation table. Please provide a concise description of

how the fund operates and address the nature of the personal benefits it affords to employees.

Grants of Plan-based Awards, page 85

7.   Please provide the maximum payout column pursuant to Item 402(d)(2)(iii) of Regulation S-K with respect to your non-equity incentive plan awards. Also, we note that you have excluded the threshold column from the table. Please confirm that the information required to be disclosed in this column is not required by operation of the plan or otherwise revise to provide the appropriate information required by Item 402(d)(2)(iii).

Potential Payments Upon Termination or Change of Control, page 86

8. Please elaborate on the basis for the selection of particular triggering events with respect to your severance and change of control obligations. Please see Item 402(b)(2)(xi) of Regulation S-K.

Certain Relationships and Related Transactions, page 100

9. We note your response to comment 18 of our letter dated February 8, 2007, which indicates that your audit committee charter contains policies regarding the approval of related party transactions. Please disclose this in the prospectus and include a concise description of the policies and procedures for approving related party transactions. Refer to Item 404(b)(iv) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   James F. Fulton, Jr. Esq.
        by facsimile at 650-849-7400